For Immediate Release:                                           April 24, 1997


                               KUHLMAN CORPORATION
                        SHAREHOLDERS RE-ELECT DIRECTORS.
                        BOARD DECLARES QUARTERLY DIVIDEND
                      AND ADOPTS SHAREHOLDER RIGHTS PLAN TO
                          REPLACE EXISTING RIGHTS PLAN

Kuhlman Corporation (NYSE:KUH) today announced that at its Annual Meeting of Shareholders held today in Savannah, Georgia, shareholders re-elected Gary G. Dillon, William M. Kearns, Jr. and George J. Michel, Jr. to 3-year terms on Kuhlman's Board of Directors. Kuhlman shareholders also approved a new long-term incentive compensation plan.

The Kuhlman Board of Directors also today declared a regular quarterly dividend of 15 cents per share, payable July 10, 1997 to shareholders of record on June 11, 1997.

The Board of Directors of Kuhlman Corporation also today adopted a shareholder rights plan and declared a dividend distribution of one preferred stock purchase right on each outstanding share of Kuhlman common stock to shareholders of record on April 30, 1997. The rights will expire on April 30, 2007, unless earlier redeemed at $.001 per right. The rights plan replaces the Company's existing rights plan, which expires on April 30, 1997. The rights are designed to make it more likely that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against the use of coercive tactics to gain control of the Company. The Rights also provide protection against a controlling stockholder taking advantage of its position by engaging in transactions for its benefit and to stockholders' detriment. Additional information regarding the rights plan will be included in a letter to be mailed to all Kuhlman shareholders of record on April 30, 1997.

Kuhlman Corporation is a holding company engaged in two business segments: 1) Electrical Products, which manufactures and markets electrical products such as electrical and electronic wire and cable products; and distribution, power and instrument transformers; and 2) Industrial Products, which manufactures and markets industrial products such as turbochargers, engine cooling fans, fan drives and vibration dampers used in medium and heavy duty diesel engines, light, medium and heavy duty trucks, and agricultural and construction equipment; polymer fans and fan clutches, various engine monitoring devices, truck fuel tanks, marine instruments, and heating, ventilating and air conditioning systems for commercial vehicles, marketed principally to original equipment manufacturers of medium- and heavy-duty trucks, buses, off-highway equipment and the marine industry; and spring products and metal stampings for automotive and non-automotive applications.

For further information, contact:                    Investor Relations
                                                     Kuhlman Corporation
                                                     3 Skidaway Village Square
                                                     Savannah, Georgia  31411
                                                     Telephone (912) 598-7809


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